BARRICK GOLD CORPORATION Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street P.O. Box 212 Toronto, Ontario M5J 2S1 Canada	Tel: 416.861.9911 Fax : 416.861.2492

August 22, 2018

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:	Craig Arakawa Accounting Branch Chief Office of Beverages, Apparel and Mining Securities and Exchange Commission

Re:	Barrick Gold Corporation Form 40-F for the Fiscal Year Ended December 31, 2017 Filed March 26, 2018 File No. 001-09059

Dear Mr. Arakawa:

We hereby acknowledge receipt of the comment letter dated August 16, 2018 (the “Comment Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2017 (the “2017 40-F”).

We submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comment in bold-face type below, followed by our response.  Terms used but not defined herein have the meanings set forth in the 2017 40-F.

RESPONSES TO STAFF COMMENT

Form 40-F for the Fiscal Year Ended December 31, 2017

Exhibit 99.3 – Financial Statements

Note 4 – Acquisitions and Divestitures, page 116

1.
We note the disclosure included in your response to comment 2 states that the total consideration received by Barrick and Kinross implied a fair value of $1.2 billion for 100 percent of the Cerro Casale Project and as a result you reversed previously recorded impairment charges of $1.12 billion in the first quarter of 2017. Based on your disclosures in your Form 40-Fs for the years ended December 31, 2014 and 2016, we note that previous impairment charges taken on Cerro Casale in 2014 totaled $1.46 billion and that the remaining carrying value of the project was $444 million as of December 31, 2016. Based on this information, it would appear that the total of the impairment reversal and existing carrying value of Cerro Casale at the time of the reversal exceeded the implied fair value of $1.2 billion. Please clarify how you determined the amount of the impairment reversal in light of these observations.

Response:

The amount of the $1.12 billion impairment reversal recorded for the Cerro Casale Project in the first quarter of 2017 was determined in accordance with IFRS 36 Impairment of Assets, as follows:

●	The carrying value of the Cerro Casale Project cash generating unit (“CGU”) immediately prior to the date of the impairment reversal was $518 million.
●
The total consideration received in connection with the sale of 50% of the Cerro Casale Project to Goldcorp Inc. announced on March 28, 2017, implied a fair value of $1.2 billion for 100% of the Cerro Casale Project.

●
Based on this implied fair value, in the first quarter of 2017, we recognized a partial impairment reversal, on a pre-tax basis, of $1.12 billion of the Cerro Casale Project CGU.  This impairment reversal resulted in a corresponding deferred tax liability of $429 million. As a result, the carrying value of the Cerro Casale Project CGU, on an after-tax basis, increased to $691 million ($1.12 billion less $429 million).

●
The carrying value of the Cerro Casale Project CGU immediately prior to the impairment reversal of $518 million, increased by the net after-tax impairment reversal of $691 million, resulted in a carrying value of the Cerro Casale Project CGU of $1,209 million immediately following the impairment reversal, consistent with the implied fair value of the Cerro Casale Project of $1.2 billion.

These calculations can be summarized as follows (in millions of dollars):

Cerro Casale Project CGU carrying value immediately prior to impairment reversal	$518
Impairment reversal (pre-tax)	$1,120
Deferred tax liability (as a result of impairment reversal)	$(429)
Cerro Casale Project CGU carrying value immediately following impairment reversal	$1,209

In response to your observation that the total of the impairment reversal and existing carrying value of the Cerro Casale Project at the time of the impairment reversal exceeded the implied fair value of $1.2 billion, we respectfully bring the following to your attention:

(a)
You noted the remaining carrying value of the Cerro Casale Project was $444 million as of December 31, 2016. This $444 million figure is the value of the property, plant and equipment of the Cerro Casale Project as disclosed in note 19(a) of the Annual Report on Form 40-F for the fiscal year ended December 31, 2016 (the “2016 40-F”). The carrying value of the Cerro Casale Project CGU was $516 million as of December 31, 2016 as disclosed in note 21 of the 2016 40-F. Further, as noted above, immediately prior to the impairment reversal the carrying value of the Cerro Casale Project CGU had increased to $518 million as at June 30, 2017.

(b)
You also noted that we recorded an impairment reversal of $1.12 billion. This impairment reversal is on a pre-tax basis. As a result of this impairment reversal, there is a corresponding deferred tax liability of $429 million. The net after-tax impairment reversal is therefore $691 million.

Based on the foregoing, the total of the net impairment reversal after taxes ($691 million rather than $1.12 billion) and the existing carrying value of the Cerro Casale Project CGU immediately prior to the impairment reversal ($518 million rather than $444 million) was equal to, and did not exceed, the implied fair value of the Cerro Casale Project of $1.2 billion.

*            *            *

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this filing to the undersigned at (416) 307-5157.

Sincerely,
/s/ Catherine P. Raw
Catherine P. Raw
Executive Vice President and Chief Financial Officer
Barrick Gold Corporation

c.c.:
Kelvin Dushnisky, President, Barrick Gold Corporation
Rich Haddock, Senior Vice President and General Counsel, Barrick Gold Corporation
Audit Committee, Barrick Gold Corporation
John Donnelly, PricewaterhouseCoopers LLP

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